UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Vital Farms, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92847W103

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92847W103

1.	Names of Reporting Persons Amazon.com, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power* 0
	6.	Shared Voting Power 1,603,230
	7.	Sole Dispositive Power* 0
	8.	Shared Dispositive Power 1,603,230

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 1,603,230
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)** 4.1%
12.	Type of Reporting Person (See Instructions) CO

*	See Item 4 below.
**

Based on 39,444,040 shares of common stock, par value $0.0001 per share (“Common Stock”) of Vital Farms, Inc. (the “Issuer”) outstanding as of December 31, 2020, as disclosed to Amazon.com, Inc. (“Amazon”) by the Issuer on January 7, 2021.

CUSIP No. 92847W103

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Bowie Strategic Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power* 0
	6.	Shared Voting Power 1,603,230
	7.	Sole Dispositive Power* 0
	8.	Shared Dispositive Power 1,603,230

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 1,603,230
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)** 4.1%
12.	Type of Reporting Person (See Instructions) CO

*	See Item 4 below.
**	Based on 39,444,040 shares of Common Stock of the Issuer outstanding as of December 31, 2020, as disclosed to Amazon by the Issuer on January 7, 2021.

Item 1.

	(a)	Name of Issuer Vital Farms, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 3601 South Congress Avenue, Suite C100 Austin, Texas 78704

Item 2.

(a)

Name of Person(s) Filing

This statement on Schedule 13G is being jointly filed by: (i) Amazon and (ii) Bowie Strategic Investments, Inc. (“Bowie Strategic Investments”). Bowie Strategic Investments is a wholly owned subsidiary of Whole Foods Market, Inc. (“Whole Foods Market”). Amazon is the ultimate parent company of Whole Foods Market.

	(b)	Address of Principal Business Office or, if none, Residence Amazon 410 Terry Avenue North Seattle, Washington 98109 Bowie Strategic Investments 550 Bowie Street Austin, Texas 78703

	(c)	Citizenship Each of Amazon and Bowie Strategic Investments is incorporated under the laws of Delaware.

	(d)	Title of Class of Securities Common Stock, par value $0.0001 per share

	(e)	CUSIP Number 92847W103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,603,230*

(b)	Percentage of class: 4.1%**

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 1,603,230*

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,603,230*

*

Bowie Strategic Investments is the record holder of 1,603,230 shares of Common Stock of the Issuer. Amazon does not directly own any shares of Common Stock or other equity of the Issuer. By reason of the provisions of Rule 13d-3 under the Act, Amazon is deemed to own beneficially the Common Stock that Bowie Strategic Investments owns as a record holder.

**	Based on 39,444,040 shares of Common Stock of the Issuer outstanding as of December 31, 2020, as disclosed to Amazon by the Issuer on January 7, 2021.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

List of Exhibits
Exhibit No.	Description
99.1	Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2021

AMAZON.COM, INC.

By:	/s/ David A. Zapolsky
David A. Zapolsky
Senior Vice President

BOWIE STRATEGIC INVESTMENTS, INC.

By:	/s/ Scott Collier
Scott Collier
Assistant Secretary